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                                                                  Exhibit (c)(2)


LucasVarity plc
46 Park Street
London
W1Y 4AD

Attention

28th January, 1999



Gentlemen,

This agreement is entered into in consideration of inter alia TRW Inc. or any of its subsidiaries ("TRW") committing its own resources and its advisers to investigations by way of due diligence into the affairs of the LucasVarity Group and to the preparations necessary, including arranging financing, for the purposes of the] proposed offer ("OFFER") by TRW or any of its subsidiaries ("OFFEROR") for all of the outstanding share capital, including that represented by ADRs of LucasVarity plc ("LUCASVARITY") and, as an inducement and pre-condition to the Offeror agreeing to announce the Offer, LucasVarity agrees to pay a fee (the "FEE") in the sum of $ 49,800,000 being the equivalent of sterling (pound)30 million at an exchange rate of $1.66 in the event that any one of the Relevant Circumstances described below occurs. Any amount due hereunder shall be payable by wire transfer of same day funds to an account designated by TRW no later than two business days after any of the Relevant Circumstances occur.

The Relevant Circumstances are:-

1. The Offer lapses or is withdrawn in accordance with its terms and prior thereto (i) TRW has not purchased at least a majority of LucasVarity's outstanding share capital and (ii) prior to such lapse or withdrawal, any person or entity (including, without limitation, LucasVarity) publicly announces or publicly proposes an Independent Competing Offer which has not been withdrawn prior to such lapse or withdrawal;

2. The Offer lapses or is withdrawn in accordance with its terms and prior thereto the Directors of LucasVarity have agreed to the announcement of an Independent Competing Offer and agreed to recommend such offer;

3. The Offer lapses or is withdrawn in accordance with its terms and prior thereto the Directors of LucasVarity, or any committee thereof, shall have (a) withdrawn or modified, in a manner adverse to TRW, its approval or recommendation of the Offer, or approved or recommended any Independent Competing Offer, or (b) resolved to take any of the foregoing actions;

4. The Offer lapses or is withdrawn in accordance with its terms and prior thereto LucasVarity has violated any of the terms of paragraph 6, 7 or 8 of the Confidentiality Agreement dated 21st January, 1999 between LucasVarity and TRW; or

5. if within 18 months after LucasVarity and TRW mutually agree to terminate good faith efforts to consummate the proposed Offer, an offer (other than by TRW or one of its affiliates) is posted for the acquisition of the share capital of LucasVarity which is recommended by the Directors of LucasVarity.

An "INDEPENDENT COMPETING OFFER" means an offer, scheme of arrangement, recapitalisation or other transaction which (a) is made or entered into by a party which is not an affiliate of TRW and (b)

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is in a cash amount in excess of the Offer, or which comprises all non-cash consideration or a mix of cash and non-cash consideration, in either case in an amount which TRW and LucasVarity agree, or failing such agreement an independent financial adviser determines, exceeds the value of the Offer.

This agreement and any claim related directly or indirectly to this agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflict of laws thereof. No such claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of New York or in any United States District Court located in the State of New York, and the parties agree to submit to personal jurisdiction and service and venue in any such court having subject matter jurisdiction over any such claim.

Please confirm LucasVarity's agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this agreement enclosed herewith.

Very truly yours,




TRW INC.



By  /s/ Kathleen A. Weigand
    ------------------------------
         Assistant Secretary


Confirmed and Agreed to by
LUCASVARITY PLC




By  /s/ John A. Gilroy
    ------------------------------
     Executive Vice President and
       Chief Operating Officer